UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2010
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

NEWS RELEASE

Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661 2600
Toll-Free: 1-800-661-8851
www.methanex.com
For immediate release
April 22, 2010
METHANEX TO WEBCAST ANNUAL GENERAL MEETING — APRIL 29, 2010
Methanex Corporation will webcast its upcoming Annual General Meeting, including remarks by President and CEO, Bruce Aitken. The meeting will be held at the Vancouver Convention Centre East in Vancouver, British Columbia, on Thursday, April 29, 2010, at 10:00 a.m. PT.
Remarks will include a review of Methanex’s results and performance over the past year, a discussion of the outlook for the Company and the methanol industry, and commentary on strategy and future initiatives.
There will be a live listen-only teleconference of the meeting. To access the call, dial the conferencing operator 10 minutes prior to the start of the meeting at 416-340-2217, or toll free at 866-696-5910 and enter passcode 3665621. A playback version of the call will be available for fourteen days at 416-695-5800, or toll free at 800-408-3053. The passcode for the playback version is 8406204. There will be a simultaneous webcast of the meeting, which can be accessed from our website at www.methanex.com/investor/events.html. The webcast will be available on our website for three weeks following the conclusion of the meeting.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 22, 2010	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary